

July 2, 2010

Mr. Marc Benioff
Chairman of the Board and Chief Executive Officer
saleforce.com, inc.
The Landmark @ One Market, Suite 300
San Francisco, California 94105

     Re: **salesforce.com, inc.**
              Form 10-K for the Fiscal Year Ended January 31, 2010
              Filed March 11, 2010
              File No. 001-32224

Dear Mr. Benioff:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 31, 2010

Item 2. Properties, page 29

1.   We note that your executive offices occupy over 400,000 square feet under leases and that you also lease space in various locations throughout the United States and internationally. However, it does not appear that you have filed any of these leases as exhibits. Please tell us how you determined none of your leases need to be filed in answer to Item 601(b)(10)(ii)(D) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Fiscal Years Ended January 31, 2010 and 2009

Revenues, page 44

2.   You disclose that subscription and support revenues were $1.2 billion for fiscal 2010 compared to $1.0 billion during the same period a year ago; however, your disclosure provides little insight into the underlying reasons for the increase. In your April 24, 2010 earnings release you quantify the approximate number of customers at year-end and the net new customers during the fiscal year. In your fourth quarter earnings conference call management also quantifies the number of subscribers at year-end and the net additions during the year. Please tell us how you considered disclosing such information in your management's discussion and analysis to provide readers with a better understanding of volume changes and the impact on revenues during the periods presented. To the extent that changes in your customer base are attributable to changes in attrition rates, tell us how you considered discussing any trends in attrition rates during the periods presented. Additionally, in your fourth quarter earnings conference call management indicates that during the quarter average deal size was down slightly versus a year ago. Please tell us how you considered addressing changes in pricing and average deal size and the impact on your revenues during the periods presented. Refer to Item 303(b)(3)(ii) and (iii) of Regulation S-K and Section III.B.3 of SEC Release No. 33-8350.

3.   As a related matter, please clarify for us the difference between customers and subscribers and how each is related to your different sources of revenue.

4.   We note that in your fourth quarter fiscal year 2010 earnings conference call management indicates that the dollar has strengthened since the previous conference call, which has a significant impact on the company's revenue and operating income. We further note that on the call, management quantifies the impact on revenue growth for Europe and Asia attributable to foreign currency fluctuations. Please tell us how you considered quantifying and describing the impact of foreign currency fluctuations on your financial results for the periods presented.

Item 9A. Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures, page 89

5.   In connection with our review of your Form 10-K for the Fiscal Year Ended January 31, 2008, our June 3, 2008 letter noted your statement that your disclosure controls and procedures were effective to provide "reasonable assurance." In light of your use of this

"reasonable assurance" disclaimer, we advised that you should disclose, if true, that the disclosure controls and procedures are, in fact, effective at the "reasonable assurance" level. In your June 18, 2008 response letter you indicated that "In future filings with the Commission, we will clarify the conclusions of our Chief Executive Officer and our Chief Financial Officer that the disclosure controls and procedures are, in fact, effective at the 'reasonable assurance' level." Your Form 10-K for the Fiscal Year Ended January 31, 2010 contains the same "reasonable assurance" disclosure, but omits the disclosure you undertook to provide in future filings that the disclosure controls and procedures are, in fact, effective at the "reasonable assurance" level. Please advise.

Item 11. Executive Compensation (incorporated by reference to definitive proxy statement)

Compensation Discussion and Analysis

Compensation Risk Assessment, page 30

6.   We note your disclosure in response to Item 402(s) of Regulation S-K. Please clarify in your response letter whether your compensation policies and practices create risks that are reasonably likely to have a material adverse effect on you. Please describe in your response the process you undertook to reach your conclusion.

Fourth Quarter Fiscal Year 2010 Earnings Conference Call, February 24, 2010

7.   We note in your February 24, 2010 earnings call, management indicates that excluding the proceeds from your January debt offering, the company's net cash is now in excess of $1.25 billion or nearly $10 per share. Please tell us how you arrived at the amount of net cash. We note that the balance of cash and cash equivalents as of January 31, 2010 is approximately $1 billion inclusive of the debt offering proceeds.

First Quarter Fiscal Year 2011 Earnings Conference Call, May 20, 2010

8.   In your most recent earnings call, you discussed operating cash flow per share of "more than $1" for the first quarter and compared it to the amount that was "earned" during the first half of last year. You also added that "nothing speaks more to the operating strength and quality of [y]our business than [y]our continued strong cash generation." This appears to have been a public disclosure of material information that includes a non-GAAP financial measure triggering the disclosure requirements of Regulation G. Please explain to us how you met the requirements of Item 100(a) of Regulation G. In addition, please explain to us how you considered the prohibition in Item 100(b) of Regulation G considering the problems associated with this measure previously articulated by the Commission in Accounting Series Release No. 142 and the related "high risk of materially misleading investors."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact the undersigned at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Johnson, Staff Attorney, at (202) 551-3477 with any other questions.

Sincerely,

Patrick Gilmore
Accounting Branch Chief